November 7, 2019

Cameron Cox
Chief Executive Officer
FUTURELAND CORP.
10901 Roosevelt Boulevard
Suite 1000c
St. Petersburg, Florida 33716

       Re: FutureLand, Corp.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed April 16, 2019
           File No. 0-53377

Dear Mr. Cox:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Financial Statements and Supplementary Data, page 29

1. Please revise to include audited financial statements as required by Rule 8-02 of
      Regulation S-X.
Item 9A. Controls and Procedures
Management's Annual Report on Internal Control over Financial Reporting, page
30

2.    Please revise to state management's conclusion as of December 31, 2018.
Item 15. Exhibits, Financial Statement Schedules, page 39

3. Please file the certifications required by Exhibits 31(i) and 32 of item 601(b) of
      Regulation S-K. This comment also applies to your quarterly report on Form 10-Q filed July 29, 2019. In addition, please explain to us or clarify how Mr. Talari was able to
 Cameron Cox
FUTURELAND CORP.
November 7, 2019
Page 2
         sign the report if he resigned as the Company's CFO in November 2018, as disclosed in
         Form 8-K filed as an exhibit to Form 10-Q for the quarter ended March 31, 2019.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ta Tanisha Meadows at (202) 551-3322 or Bill Thompson at (202) 551-
3344 if you have any questions.



FirstName LastNameCameron Cox                               Sincerely,
Comapany NameFUTURELAND CORP.
                                                            Division of
Corporation Finance
November 7, 2019 Page 2                                     Office of Trade &
Services
FirstName LastName